SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JANUARY, 2010

VIDEOTRON LTD./VIDÉOTRON LTÉE

(Name of Registrant)

612, St-Jacques, Montreal, Canada, H3C 4M8

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F  ☑                    Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes  ☐                    No  ☑

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-____________.]

VIDEOTRON LTD.

Filed in this Form 6-K

Documents index

1-	Press release dated January 13, 2010 issued by Videotron Ltd.

Videotron Ltd. Announces Closing of $300 Million Senior Notes Offering

Investors’ Confidence in Videotron Translates Into the Most Broadly Distributed C$ High Yield Issue to Date

MONTREAL, January 13, 2010—Videotron Ltd. today announced the closing of its offering and sale of $300 million aggregate principal amount of its 7 1/8 % Senior Notes due 2020. This transaction marks Videotron’s inaugural C$ high yield offering adding to an established presence in the US$ high yield market.

Based on significant oversubscription of the offering and the large number of investors participating, Videotron’s Senior Notes offering was the most broadly distributed C$ high yield issue to date. Videotron’s offering also demonstrates investors’ confidence in the strength of its credit and the significant depth of the Canadian high yield market.

Although orders received from Canadian investors exceeded the amount of Senior Notes offered, a portion of the offering was sold to qualified institutional buyers under rule 144A under the United States Securities Act of 1933. Videotron intends to use the proceeds of this offering to repay the drawings under its senior secured credit facility and the remainder for general corporate purposes.

This press release is not an offer to sell or the solicitation of an offer to buy securities in any jurisdiction. The senior notes have not been and will not be qualified for sale to the public under applicable Canadian securities laws and, accordingly, any offer and sale of the notes in Canada will be made on a basis which is exempt from the prospectus and dealer registration requirements of such securities laws. The senior notes have not been registered under the United States Securities Act of 1933 or applicable state securities laws, and the senior notes may not be offered or sold in the United States absent registration or an applicable exemption from registration.

Videotron Ltd. (www.videotron.com), a wholly owned subsidiary of Quebecor Media Inc., is an integrated communications company engaged in cable television, interactive multimedia development, Internet access services, cable telephony and wireless telephone service. Videotron is a leader in new technologies with its illico interactive television system and its broadband network, which supports high-speed cable Internet access, analog and digital cable television, and other services. As of December 31, 2009, Videotron was serving 1,777,000 cable television customers, including 1,084,100 subscribers to illico Digital TV. Videotron is also the Québec leader in high-speed Internet access, with 1,170,600 subscribers to its cable modem service as of December 31, 2009. As of the same date, Videotron had activated 82,800 handsets on its wireless telephone service and was providing cable telephone service to 1,014,000 Québec households and organizations. For the fourth consecutive year, Videotron was been named Québec’s most respected telecommunications company by Commerce magazine, based on a Léger Marketing survey.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended, and forward-looking information within the meaning of National Instrument 51-102 Continuous Disclosure Obligations in Canada (collectively, “forward-looking statements”). All statements other than statements of historical facts included in this press release, including statements regarding our prospects, plans, financial position and business strategy may constitute forward-looking statements. These forward-looking statements are based on current expectations, estimates, forecasts and projections about the industries in which we operate as well as beliefs and assumptions made by our management. Such statements include, in particular, statements about our plans, prospects, financial position and business strategies. Words such as “may,” “will,” “expect,” “continue,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe” or “seek” or the negatives of these terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: our anticipated business strategies; anticipated trends in our business; and our ability to continue to control costs. We can give no assurance that these estimates and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Some important factors that could cause actual results to differ materially from those expressed in these forward-looking statements include, but are not limited to: our ability to successfully build and deploy our new wireless services network on the timeline we are targeting and to implement successfully our strategy of becoming a facilities-based wireless provider; general economic, financial or market conditions; the intensity of competitive activity in the industries in which we operate, including competition from alternative means of programs and content transmission; unanticipated higher capital spending required to address continued development of competitive alternative technologies or the inability to obtain additional capital to continue the development of our business; our ability to implement successfully our business and operating strategies and manage our growth and expansion; disruptions to the network through which we provide our digital television, Internet access and telephony services, and our ability to protect such services from piracy; labour disputes or strikes; changes in our ability to obtain services and equipment critical to our operations; changes in laws and regulations, or in their interpretations, which could result, among other things, in the loss (or reduction in value) of our licenses or markets or in an increase in competition, compliance costs or capital expenditures; our substantial indebtedness, the tightening of credit markets, and the restrictions on our business imposed by the terms of our debt; and interest rate fluctuations that affect a portion of our interest payment requirements on long-term debt. We caution you that the above list of cautionary statements is not exhaustive. These and other factors could cause actual results to differ materially from our expectations expressed in the forward-looking statements included in this press release, and you are encouraged to read the section entitled “Risk Factors” of Videotron’s annual report on Form 20-F for the year ended December 31, 2008 as well as the section entitled “Risks and Uncertainties” in the Management Discussion and Analysis report for the year ended December 31, 2008 prepared by Quebecor Inc. for further details and descriptions of these and other factors. Each of these forward-looking statements speaks only as of the date of this offering memorandum. We will not update these statements unless applicable securities laws require us to do so.

Media contact:

Jean François Pruneau

Vice President, Finance

514.380.4144

Isabelle Dessureault

Vice President, Public Affairs

514.380.7501

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIDEOTRON LTD.

/s/ Christian Marcoux
By:	Christian Marcoux
Assistant Secretary

Date: January 13, 2010